UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                              (Amendment No.    )*

                            Trikon Technologies, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, No Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    896187101
               ---------------------------------------------------
                                 (CUSIP Number)

                                  March 3, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

               [     ] Rule 13d-1(b)
               [ X ] Rule 13d-1(c)
               [     ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                               (Page 1 of 7 Pages)

                                  SCHEDULE 13G
CUSIP NO. 896187101                        PAGE 2 OF 7 PAGES


1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
     DDJ Capital Management, LLC
     04-3300754

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                             (a) [ X ]
                                             (b) [    ]
3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION
     Commonwealth of Massachusetts

NUMBER OF           5         SOLE VOTING POWER
SHARES                        862,198
BENEFICIALLY        6         SHARED VOTING POWER
OWNED BY
EACH                7         SOLE DISPOSITIVE POWER
REPORTING                     862,198
PERSON WITH         8         SHARED DISPOSITIVE POWER


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     862,198

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [
     ]

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     8.4%

12   TYPE OF REPORTING PERSON *
     IA
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G
CUSIP NO. 896187101                        PAGE 3 OF 7 PAGES


1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
     DDJ Capital III, LLC
     04-3317544

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                             (a) [ X ]
                                             (b) [    ]
4    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF           5         SOLE VOTING POWER
SHARES                        862,198
BENEFICIALLY        6         SHARED VOTING POWER
OWNED BY
EACH                7         SOLE DISPOSITIVE POWER
REPORTING                     862,198
PERSON WITH         8         SHARED DISPOSITIVE POWER


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     862,198

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [
     ]

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     8.4%

12   TYPE OF REPORTING PERSON *
     OO
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G
CUSIP NO. 896187101                        PAGE 4 OF 7 PAGES


1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
     B III Capital Partners, L.P.
     04-3341099

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                             (a) [ X ]
                                             (b) [    ]
5    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF           5         SOLE VOTING POWER
SHARES                        862,198
BENEFICIALLY        6         SHARED VOTING POWER
OWNED BY
EACH                7         SOLE DISPOSITIVE POWER
REPORTING                     862,198
PERSON WITH         8         SHARED DISPOSITIVE POWER


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     862,198

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [
     ]

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     8.4%

12   TYPE OF REPORTING PERSON *
     PN
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G
CUSIP NO. 896187101                        PAGE 5 OF 7 PAGES

Item 1(a) Name of Issuer:
          Trikon Technologies, Inc.

Item 1(b) Address of the Issuer's Principal Executive Offices:
          3350 Scott Blvd., Building 8, Santa Clara, CA 95054

Item 2(a) Names of Persons Filing:
          DDJ Capital Management, LLC ("DDJ"), DDJ Capital III, LLC ("DDJ Capital") and B III Capital Partners, L.P. ("B III")

Item 2(b) Address or Principal Business Office or, if None, Residence:
          141 Linden Street, Suite 4, Wellesley, Massachusetts 02482-7910.

Item 2(c) Citizenship:
          DDJ is a Massachusetts limited liability company, DDJ Capital is a Delaware limited liability company and B III is a Delaware limited partnership.

Item 2(d) Title of Class of Securities:
          Common Stock, no par value (the "Shares")

Item 2(e) CUSIP Number:
          896187101

Item 3    Not Applicable.

Item 4    Ownership.

Item 4(a) Amount Beneficially Owned:                    862,198

Item 4(b) Percent of Class:                                8.4%

Item 4(c) Number of shares as to which such person has:

          (i)  Sole power to vote or to direct the vote:862,198
          (ii) Shared power to vote or to direct the vote:  -0-
          (iii)Sole power to dispose or to direct the disposition of: 862,198
          (iv) Shared power to dispose or to direct the disposition of:    -0-

Item 5    Ownership of Five Percent or Less of a Class:
          This Item 5 is not applicable.

                                  SCHEDULE 13G
CUSIP NO. 896187101                        PAGE 6 OF 7 PAGES

Item 6    Ownership of More than Five Percent on Behalf of Another Person.
          B III, owns, and DDJ Capital III and DDJ may be deemed to beneficially own as general partner and investment manager, respectively, of B III, 862,198 Shares or approximately 8.4% of the total outstanding Shares.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
          Not applicable.

Item 8 Identification and Classification of Members of the Group. Not applicable; See Item 6 above.

Item 9    Notice of Dissolution.
          Not applicable.

                                  SCHEDULE 13G
CUSIP NO. 896187101                        PAGE 7 OF 7 PAGES

Item 10   Certifications.
          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE
                                ================

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  March 14, 2000           DDJ Capital Management, LLC

                                By:     /s/ Wendy Schnipper Clayton
                                -----------------------------------------------
                                Wendy Schnipper Clayton
                                Attorney-in-Fact*


DDJ Capital III, LLC            B III Capital Partners, L.P.
By: DDJ Capital Management, LLC,   By: DDJ Capital III, LLC, its General Partner
         Manager                By: DDJ Capital Management, LLC, Manager

By:     /s/ Wendy Schnipper Clayton     By:     /s/ Wendy Schnipper Clayton
---------------------------------------------     ------------------------------
---------------
Wendy Schnipper Clayton         Wendy Schnipper Clayton
Attorney-in-Fact*               Attorney-in-Fact*


*See attached Limited Power of Attorney dated March 10, 2000